SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS NEW 2 AIRCRAFT BASE IN RIMINI FOR S'27
$200M INVESTMENT DELIVERS 17 ROUTES (5 NEW), 600K SEATS & 500 JOBS
FOLLOWING EMILIA-ROMAGNA'S ABOLITION OF THE MUNICIPAL TAX

Ryanair, Europe and Italy's No.1 airline, today (Thurs, 15 Oct) announced its new 2-aircraft base ($200m investment) in Rimini for Summer ’27, marking a significant milestone of the airline’s commitment to deliver increased connectivity, year-round inbound tourism, and job opportunities for Emilia-Romagna following the regional Govt’s abolition of the Municipal Tax. With its new Rimini base, Ryanair will operate its largest-ever schedule from Rimini in Summer ’27, offering over 600,000 low fare seats (+100% vs 2025) across 17 routes, including 5 new routes to Dublin, Memmingen, Stockholm, Tirana and Warsaw, supporting over 500 local jobs (including high-paid jobs for pilots & cabin crew) and attracting thousands of additional visitors to Emilia-Romagna each year.

Ryanair's Summer ‘27 Rimini schedule will deliver:
●
2 new based aircraft at Rimini (US$200m investment)
●
600k seats (+100% vs S’25)
●
17 routes (incl. 5 new routes to Dublin, Memmingen, Stockholm, Tirana, & Warsaw)
●
114 total weekly flights (+100% vs. 2025)
●
Supporting over 500 local jobs

Ryanair's $200m investment in Rimini is part of the wider growth being delivered across Emilia-Romagna following the Region's decision to abolish the Municipal Tax. This pro-growth measure from President Michele de Pascale has already enabled Ryanair to add 9 new routes, deliver over 700,000 passengers annually, 250,000 new seats and support more than 450 jobs across the region’s airports.

Ryanair again calls on the Italian Govt to follow the lead of Italy’s pro-growth regions, like Emilia-Romagna, Abruzzo, Calabria, Friuli-Venezia Giulia and Sicily, and scrap the regressive Municipal Tax at all Italian airports. If the Municipal Tax is abolished nationwide, Ryanair will respond with a further $4 billion investment in Italy, including 40 additional aircraft, over 20m additional p.a., 250 new routes and over 15,000 new jobs.

To celebrate its new Rimini base and 5 new routes for Summer ‘27, Ryanair has launched a limited time seat sale with fares from just €29.99 available now via the Ryanair App/website.

Speaking from TTG Rimini, Ryanair CEO, Eddie Wilson, said:
“As Europe and Italy’s No.1 airline, Ryanair is delighted to announce our new 2-aircraft Rimini base from Summer ‘27 ($200m investment), delivering 600,000 low-fare Ryanair seats (+100% vs S’25) across 17 routes, including 5 new routes to Dublin, Memmingen, Stockholm, Tirana and Warsaw, and supporting over 500 local jobs. This record Ryanair investment and growth in Rimini demonstrates our long-term commitment to drive traffic, tourism and economic growth across Emilia Romagna following the region’s abolition of the Municipal Tax.

We would like to thank President Michele de Pascale and the Emilia-Romagna Govt for their leadership in creating the conditions for increased connectivity, tourism growth, job creation and long-term investment. While progressive regions, like Emilia Romagna, Abruzzo, Calabria, Friuli-Venezia Giulia and Sicily, are benefiting from lower aviation taxes, the Municipal Tax continues to undermine Italy's competitiveness. Ryanair again calls on the Italian Govt to abolish this regressive tax and unlock further investment and lower fare connectivity, including an additional 40 aircraft, 20 million more passengers per year, over 250 new routes and 15,000 new jobs by 2030.”

Michele de Pascale, President of Emilia-Romagna Region, said:
“The launch of these new Ryanair routes from Rimini for Summer 2027 highlights the success of Emilia-Romagna’s strategy to strengthen regional connectivity and tourism. These services will boost international access to the region, support local jobs and businesses, and reinforce Rimini’s position as a key gateway to the Riviera and Emilia-Romagna.”

ENDS
For further information
please contact:        Ryanair Press Office
                                 T: +353-1-9451799
                                 E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 October, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary